Exhibit 99.3


                             Stanford Stoddard Smith
                              1893 Maple View Drive
                              Bountiful, Utah 84010
                                 (801) 295-1444

November 23, 1998
Board of Directors
The Murdock Group Career Satisfaction Corporation
5295 South Commerce Drive, Suite 400
Salt Lake City, Utah 84107

Re: Opinion  of Counsel  Respecting  Broker-Dealer  Status of  Company  Officers
    Selling Shares on Behalf of Selling Shareholders

Dear Directors:

You have requested my opinion as to whether officers and directors of The Murdock Group Career Satisfaction Corporation (the "company") who sell shares of the company on behalf of selling security holders in the company's proposed public offering of shares, are broker or dealers as defined in the Securities Exchange Act of 1934 (the "Exchange Act").

For the reasons set forth below, and based upon my investigation of such law and fact as I deemed necessary to render the following opinion, I conclude that they are not.

Sec. 3(a) of the Exchange Act defines "broker" and "dealer" as follows:

(4) The term "broker" means any person engaged in the business of effecting transactions in securities for the account of others, but does not include a bank.

(5) The term "dealer" means any person engaged in the business of buying and selling securities for his own account, through a broker or otherwise, but does not include a bank, or any person insofar as he buys or sells securities for his own account, either individually or in some fiduciary capacity, but not as a part of a regular business. (Emphasis added.)

"The phrase 'engaged in the business' of effecting transactions in securities contained in the definition of 'broker' and 'dealer' connotes a certain regularity of participation in purchasing and selling securities...." (CCH-ANNO,
FSLR P. 21,151.26, citing UFITEC, S. A. v. Carter (Cal. Sup. Ct. 1977), 142 Cal Rptr 279, '77-'78 CCH Dec. P. 96,252.)

Based upon the facts you have provided to me, it appears that company officers who will sell the shares owned by selling shareholders are not "engaged in the business of effecting transactions in securities for the account of others" and are therefore beyond the ambit of the statutory definitions of "broker and dealer." Each has substantial duties for the issuer otherwise than in connection with transactions in securities.

Each officer complies with the requirements of Rule 3a4-1 (a) adopted pursuant to the Exchange Act. While it can be argued that this rule's phrase "An associated person of an issuer of securities shall not be deemed to be a broker solely by reason of his participation in the sale of the ecurities of such issuer" does not explicitly embrace securities of the issuer which are owned by selling shareholders, this rule is a non-exclusive safe harbor.

The definitions of "broker" and "dealer" appear to be well settled, and are used by Congress in both the 1940 Investment Company and Investment Advisors Acts. Efforts to expand the plain meaning of the statutory definitions of "broker" and "dealer" in the Exchange Act have been rejected. (US. CT. APP. DC, 86-87 CCH Dec., FSLR P. 92,975, American Bankers Association v. Securities and Exchange Commission, Nov. 4, 1986)

Accordingly, in my view company officers will not be acting as broker-dealers solely by reason of selling shares of the company on behalf of selling security holder in these circumstances.

                                                     Kind regards,
                                                     /s/ Stanford S. Smith
                                                     ---------------------
                                                     Stanford S. Smith

                                      137